QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(xi)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

ANTHONY CHIARENZA,	)
)
Plaintiff,	)
)
v.	)
)
DOVER INVESTMENTS CORPORATION,	)	C.A. No. 203-N
DOVER ACQUISITION CORP., ARNOLD	)
ADDISON, JOHN GILBERT, FREDERICK M.	)
WEISSBERG, WILL C. WOOD, and THE	)
LAWRENCE WEISSBERG REVOCABLE	)
LIVING TRUST U/D/T DATED NOVEMBER 25,	)
1992,	)

Defendants.

ORDER AND FINAL JUDGMENT

        The Stipulation and Agreement of Compromise, Settlement and Release, dated November 23, 2004 (the "Stipulation"), of the above-captioned class action (the "Action"), and the settlement contemplated thereby (the "Settlement") having been presented at the Settlement Hearing on January 11, 2005, pursuant to the Scheduling Order entered herein on December 1, 2004 (the "Scheduling Order"), which Stipulation was joined and consented to by all parties to the Action and which is incorporated herein by reference; and the Court having determined that notice of said hearing was given in accordance with the Scheduling Order and that said notice was adequate and sufficient; and the parties having appeared by their attorneys of record; and the attorneys for the respective parties having been heard in support of the Settlement of the Action, and an opportunity to be heard having been given to all other persons desiring to be heard as provided in the notice; and the entire matter of the Settlement having been considered by the Court;

        IT IS HEREBY ORDERED, ADJUDGED AND DECREED, this 11th day of January, 2005, as follows:

        1.     The Notice of Pendency of Class Action, Proposed Settlement of Class Action, Settlement Hearing and Right to Appear ("Notice to the Class") has been given to the Class (as defined below) pursuant to and in the manner directed by the Scheduling Order, proof of the mailing of the Notice to the Class was filed with the Court and full opportunity to be heard has been offered to all parties, the Class and persons in interest. The form and manner of the Notice to the Class is hereby determined to have been the best notice practicable under the circumstances and to have been given in full compliance with each of the requirements of Delaware Court of Chancery Rule 23, and it is further determined that all members of the Class are bound by the Order and Final Judgment herein.

        2.     The Court hereby finds, pursuant to Court of Chancery Rules 23(a), 23(b)(1) and (b)(2), as follows:

          a.     that (i) the Class, as defined below, is so numerous that joinder of all members is impracticable, (ii) there are questions of law and fact common to the Class, (iii) the claims of the plaintiff are typical of the claims of the Class, and (iv) the plaintiff and his counsel have fairly and adequately protected the interests of the Class;

          b.     that the requirements of Court of Chancery Rules 23(a) and 23(b)(1) and (b)(2) have been satisfied;

          c.     that the requirements of the Delaware Court of Chancery Rules and due process have been satisfied in connection with the Notice to the Class;

          d.     that the Action is hereby certified as a class action on behalf of a class consisting of all record and beneficial holders of Class A Common Stock and Class B Common Stock of Dover Investments Corporation ("Dover" or the "Company"), other than certain stockholders who, as owners of the acquiring entity, will be "Continuing Stockholders", for the period from and including January 27, 2004 through and including the effective date of the short-form merger pursuant to which all shares of Class A Common Stock and Class B Common Stock of Dover, other than shares held by the Continuing Stockholders, will be converted into the right to receive $31.30 in cash, subject to appraisal rights (the "Merger"), including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under any of them, and each of them (the "Class"). The Merger is to occur immediately after the consummation of the tender offer in which Dover Acquisition Corp., a entity created by The Lawrence Weissberg Living Trust U/D/T dated November 25, 1992 (the "Trust"), the controlling stockholder of Dover, will acquire the stock it does not already own at $31.30 per share, subject to a non-waivable condition that a majority of shares owned by persons other than the Continuing Stockholders be tendered, and a minimum condition that as a result of the offer the Trust would own 95% of each of the outstanding Class A and Class B common shares (with the Trust retaining the right to reduce the percentage threshold as low as 90%) (the "Tender Offer"); and

          e.     that plaintiff is hereby certified as the class representative, and his counsel of record is certified as class counsel.

        3.     The Settlement is found to be fair, reasonable and adequate and in the best interests of the Class, and it is hereby approved. The parties to the Stipulation are hereby authorized and directed to comply with and to consummate the Settlement in accordance with its terms and provisions, and the Register in Chancery is directed to enter and docket this Order and Final Judgment in the Action.

        4.     This Order and Final Judgment shall not constitute any evidence or admission by any party herein that any acts of wrongdoing have been committed by any of the parties to the Action and should not be deemed to create any inference that there is any liability therefor.

        5.     The Action is hereby dismissed with prejudice as to all defendants named in the Action and against plaintiff and all other members of the Class on the merits and, except as provided in the Stipulation, without costs.

        6.     All claims, demands, rights, actions or causes of action, rights, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, that have been or could have been asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state law relating to alleged fraud, breach of any duty, negligence or violations of the federal or state securities laws) by or on behalf of the plaintiff in the Action or any and all of the members of the Class, whether as an individual, class, derivative, representative, legal, equitable or any other type of action, or in any other capacity, against any and all defendants, the settlor of the Trust, and/or any of their families, parent entities, associates, affiliates or subsidiaries and each and all of their respective past, present or future officers, directors, stockholders, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, appraisers, advisors or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates, administrators, predecessors, successors and assigns (collectively, the "Released Persons") which plaintiff or any member of the Class ever had, now has, or hereafter can, shall or may have by reason of, arising out of, relating to or in connection with the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved, set forth or otherwise related to the Action, the Proposed Transaction (as defined in the Stipulation), the Revised Transaction (as defined in the Stipulation), the Tender Offer or the Merger, including without limitation any disclosures made in connection with any of the foregoing (collectively, the "Settled Claims") shall be compromised, discharged, settled, released and dismissed with prejudice upon and subject to the terms and conditions of this Stipulation; provided, however, that the Settled Claims shall not include any claims to enforce the Settlement or any claims by the stockholders for appraisal pursuant to 8 Del. C. § 262. The release set forth herein will become effective (the "Effective Date") immediately upon the later of (a) the date on which this Order becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, lapse of time or otherwise ("Final Court Approval"); or (b) the date the Tender Offer is consummated.

        7.     The release referenced in paragraph 6 above extends to claims that the parties granting the release (the "Releasing Parties") do not know or suspect to exist at the time of the release, which if known, might have affected the Releasing Parties' decision to enter into the release. The Releasing Parties shall be deemed to relinquish, to the extent applicable, and to the full extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code, which provides:

  A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

The Releasing Parties shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code Section 1542.

        8.     Plaintiff's counsel are hereby awarded attorneys' fees and expenses in the amount of $225,000.00, which amount the Court finds to be fair and reasonable and which shall be paid to plaintiff's attorneys in accordance with the terms of the Stipulation. In no event will Defendants be obligated to pay any fees or expenses to counsel for Plaintiff in this Action if the Settlement does not receive Final Court Approval, or if Final Court Approval is obtained but the Tender Offer is not consummated.

/s/ William B. Chandler III Chancellor

QuickLinks

  Exhibit (a)(5)(xi)